Exhibit 99.1

Pineapple Energy Reports Third Quarter 2022 Financial Results

November 14, 2022 at 4:15 p.m. EST

•	Increased revenue +31% from Q2 2022
•	Increased gross profit +58% from Q2 2022
•	Increased kW sold +105% YoY
•	Increased pending installations +40% from Q2 2022
•	$10.2 million of cash, restricted cash, and investments
•	Step-function growth going forward from SUNation acquisition

MINNETONKA, MN, Nov. 14, 2022 /Globe Newswire/ -- Pineapple Energy Inc. (NASDAQ:PEGY), a leading provider of sustainable solar energy and back-up power to households and small businesses, today announced financial results for the third quarter ended September 30, 2022. Results reflect performance of the Hawaiian operations; future results will reflect the SUNation acquisition that closed last week.

Pineapple CEO Kyle Udseth commented, “The SUNation acquisition fundamentally transforms Pineapple, launching us on our path of intended growth. SUNation triples our current revenue run rate, and opens a large new geography for us in the Northeast U.S.  We now have an even stronger team, an expanded service offering, and are starting to show our potential for national scale. As important, this deal demonstrates our ability to execute our acquisition-driven growth strategy. With each new acquisition, we fortify our track record, making subsequent deals easier to source and close, and making capital more accessible at lower cost.  We believe the SUNation deal establishes our ‘street credibility’, showing the world that Pineapple is an emerging force in our industry.”

Pineapple CFO Eric Ingvaldson added, “Third quarter results demonstrate a solid foundation upon which we intend to grow. Revenue and gross profit grew sequentially, and new incoming orders outpaced our ability to install, driving robust backlog growth. Battery storage, which is a key incremental offering that adds revenue and margin per install, is seeing high demand. We had an 90% attach rate in the third quarter and anticipate ongoing high demand in the quarters ahead due to the compelling value proposition of stable reliable power.”

Third Quarter Business Highlights

•	Solid performance at our Hawaii operations (Q3 2022 vs Q3 2021)
o	kW sold +105%
o	Battery capacity sold +107%
o	Battery attachment rate of 90%
o	kW installed +37%
o	Battery capacity installed +52%
o	Customer acquisition cost per watt – 62%

•	Revenue, gross profit, and operating expense improvement in the third quarter of 2022 resulted in a 43% improvement in adjusted EBITDA from the second quarter of 2022.

Subsequent Events

•	Appointed Eric Ingvaldson as Chief Financial Officer

On October 10, 2022, Eric Ingvaldson took the helm of all financial operations at Pineapple. Mr. Ingvaldson came to the Company with a track record of driving financial success at multiple companies. His experience includes “Big 4” accounting, as well as audit and corporate finance roles at large public companies, middle market companies and early-stage start-ups.

•	Transformative acquisition of New York-based solar installer SUNation

On November 9, 2022, Pineapple closed the acquisition of SUNation, a 19-year-old company in Long Island, New York that installs solar and battery energy storage systems for residential and small commercial customers. SUNation generated revenue of $48 million in the trailing twelve months ended September 30, 2022. The acquisition was valued at approximately $21.9 million. SUNation is a transformative acquisition for Pineapple, helping move toward a national service footprint, creating a substantial positive financial impact, and fortifying the team with an outstanding group of solar professionals.

Third Quarter 2022 Results1

	3rd Quarter 2022	2nd Quarter 2022	3rd Quarter 2021
Revenue	$7,709,062	$5,890,636	$25,417
Gross Profit	$2,013,742	$1,276,262	$25,417
Operating Expense	$4,414,721	$4,473,164	$1,144,986
Net (Loss) Income	$(2,519,996)	$1,442,652	$(1,395,263)
Adjusted EBITDA2	$(1,050,722)	$(1,834,584)	($216,311)
Cash, restricted cash & investments3	$10,236,453	$17,863,301	$66,624
Diluted Earnings (Loss) per share	$(0.34)	$0.15	$(0.45)

All figures are for the third quarter of 2022 unless noted otherwise.  Because Pineapple had no meaningful operations in the third quarter of 2021, all comparisons are sequential with the second quarter of 2022, unless noted otherwise.

Total revenue of $7.7 million was up 31% sequentially, driven by an increased pace of installation and increasing penetration of battery storage add-on sales.

Gross profit of $2.0 million was up 58% sequentially, driven by the increase in revenue and improved margins from battery storage add-on sales.

Adjusted EBITDA loss of $(1.05) million was reduced by 43% sequentially, due to higher revenue, higher gross margins, and a slight improvement in operating expenses.

Outlook

Fourth quarter results will reflect approximately seven weeks of contribution from SUNation. SUNation’s revenue run rate is approximately double that of Pineapple’s Hawaii operations with similar margins.

About Pineapple Energy

Pineapple is focused on growing leading local and regional solar, storage, and energy services companies nationwide. Our vision is to power the energy transition through grass-roots growth of solar electricity paired with battery storage. Our portfolio of brands (SUNation, Hawaii Energy Connection, E-Gear, Sungevity, and Horizon Solar Power) provide homeowners and small businesses with an end-to-end product offering spanning solar, battery storage, and grid services.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth or growth opportunities, future opportunities, future flexibility to pursue acquisitions, future cash flows, and the expected financial impact of, and results following, the SUNation acquisition. These statements are based on the Company’s current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties, including those set forth in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this press release. The Company does not undertake any obligation to update or revise these forward-looking statements for any reason, except as required by law.

Contacts:

Pineapple Energy

Kyle Udseth

Chief Executive Officer

+1 (952) 996-1674

Kyle.Udseth@pineappleenergy.com

Eric Ingvaldson

Chief Financial Officer

+1 (952) 996-1674

Eric.Ingvaldson@pineappleenergy.com

The Blueshirt Group

Gary Dvorchak, CFA

Managing Director

+1 (323) 240-5796

Gary@blueshirtgroup.com

PINEAPPLE ENERGY INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS
	September 30	December 31
	2022	2021
CURRENT ASSETS:
Cash and cash equivalents	$5,658,354	$18,966
Restricted cash and cash equivalents	1,923,716	—
Investments	2,654,383	—
Trade accounts receivable, less allowance for
doubtful accounts of $70,000 and $0, respectively	3,938,002	—
Inventories, net	1,793,093	—
Prepaid income taxes	14,671	—
Other current assets	1,223,013	—
TOTAL CURRENT ASSETS	17,205,232	18,966
PROPERTY, PLANT AND EQUIPMENT, net	341,518	—
OTHER ASSETS:
Investments	250,000	—
Goodwill	16,566,853	—
Operating lease right of use asset	63,684	—
Intangible assets, net	16,777,225	2,780,270
Other assets, net	44,843	—
TOTAL OTHER ASSETS	33,702,605	2,780,270
TOTAL ASSETS	$51,249,355	$2,799,236
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$2,404,964	$2,233,371
Accrued compensation and benefits	458,177	307,828
Operating lease liability	53,879	—
Other accrued liabilities	96,631	—
Working capital note payable	—	350,000
Customer deposits	4,992,632	—
Deferred revenue	663,480	—
TOTAL CURRENT LIABILITIES	8,669,763	2,891,199
LONG-TERM LIABILITIES:
Loan payable and related interest	1,257,038	6,194,931
Related party payables	—	2,350,000
Operating lease liability	16,632	—
Deferred revenue	327,189	—
Contingent value rights	10,743,224	—
TOTAL LONG-TERM LIABILITIES	12,344,083	8,544,931

STOCKHOLDERS' EQUITY
Convertible preferred stock, par value $1.00 per share; 3,000,000 shares authorized; 32,000 and 0 shares issued and outstanding, respectively	32,000	—
Common stock, par value $0.05 per share; 37,500,000 shares authorized;
7,435,586 and 3,074,998 shares issued and outstanding, respectively	371,779	153,750
Additional paid-in capital	41,562,362	(53,750)
Accumulated deficit	(11,697,872)	(8,736,894)
Accumulated other comprehensive loss	(32,760)	—
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	30,235,509	(8,636,894)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$51,249,355	$2,799,236

PINEAPPLE ENERGY INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Sales	$7,709,062	$25,417	$13,918,498	$25,417
Cost of sales	5,695,320	—	10,533,362	—
Gross profit	2,013,742	25,417	3,385,136	25,417
Operating expenses:
Selling, general and administrative expenses	3,122,976	241,728	6,653,796	697,985
Amortization expense	1,026,362	357,324	2,410,045	1,071,971
Transaction costs	265,383	545,934	1,447,284	1,977,436
Total operating expenses	4,414,721	1,144,986	10,511,125	3,747,392
Operating loss	(2,400,979)	(1,119,569)	(7,125,989)	(3,721,975)
Other income (expense):
Investment and other income	8,215	—	106,974	—
Gain on sale of assets	14,573	—	1,229,133	—
Fair value remeasurement of earnout consideration	13,000	—	4,684,000	—
Fair value remeasurement of contingent value rights	—	—	(1,214,560)	—
Interest and other expense	(154,805)	(275,694)	(640,536)	(1,004,964)
Other income (expense), net	(119,017)	(275,694)	4,165,011	(1,004,964)
Net loss before income taxes	(2,519,996)	(1,395,263)	(2,960,978)	(4,726,939)
Income tax expense	—	—	—	—
Net loss	(2,519,996)	(1,395,263)	(2,960,978)	(4,726,939)

Other comprehensive gain (loss), net of tax:
Unrealized gain (loss) on available-for-sale securities	38	—	(32,760)	—
Total other comprehensive gain (loss)	38	—	(32,760)	—
Comprehensive loss	$(2,519,958)	$(1,395,263)	$(2,993,738)	$(4,726,939)

Basic net loss per share:	$(0.34)	$(0.45)	$(0.49)	$(1.54)
Diluted net loss per share:	$(0.34)	$(0.45)	$(0.49)	$(1.54)

Weighted Average Basic Shares Outstanding	7,435,586	3,074,998	6,049,611	3,074,998
Weighted Average Dilutive Shares Outstanding	7,435,586	3,074,998	6,049,611	3,074,998

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures that differ from financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”).

Adjusted EBITDA is a non-GAAP financial measure provided in this release, and is net (loss) income, calculated in accordance with GAAP, adjusted for interest, income taxes, depreciation, amortization, transaction costs, and non-cash fair value remeasurement adjustments as detailed in the reconciliations presented below in this press release.

These non-GAAP financial measures are presented because the Company believes they are useful indicators of its operating performance. Management uses these measures principally as measures of the Company’s operating performance and for planning purposes, including the preparation of the Company’s annual operating plan and financial projections. The Company believes these measures are useful to investors as supplemental information and because they are frequently used by analysts, investors, and other interested parties to evaluate companies in its industry. The Company also believes these non-GAAP financial measures are useful to its management and investors as a measure of comparative operating performance from period to period.

The non-GAAP financial measures presented in this release should not be considered as an alternative to, or superior to, their respective GAAP financial measures, as measures of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP, and they should not be construed to imply that the Company’s future results will be unaffected by unusual or non-recurring items. In addition, these measures do not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures and certain other cash costs that may recur in the future. Adjusted EBITDA contains certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. In evaluating non-GAAP financial measures, you should be aware that in the future the Company may incur expenses that are the same as or similar to some of the adjustments in this presentation. The Company’s presentation of non-GAAP financial measures should not be construed to imply that its future results will be unaffected by any such adjustments. Management compensates for these limitations by primarily relying on the Company’s GAAP results in addition to using non-GAAP financial measures on a supplemental basis. The Company’s definition of these non-GAAP financial measures is not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

Reconciliation of Non-GAAP to GAAP Financial Information

Reconciliation of Net (Loss) Income to Adjusted EBITDA:

	Three Months Ended September 30		Three Months Ended June 30
	2022	2021	2022
Net (Loss) Income	$(2,519,996)	$(1,395,263)	$1,442,652
Interest expense	151,025	275,694	131,568
Interest income	(5,960)	-	(5,143)
Income taxes	-	-	-
Depreciation	45,464	-	27,723
Amortization	1,026,362	357,324	1,026,220
Transaction costs	265,383	545,934	213,396
Fair value remeasurement of earnout consideration	(13,000)	-	(4,671,000)
Adjusted EBITDA	$(1,050,722)	$(216,311)	$(1,834,584)